January 3, 2017

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Ms. Mara L. Ransom
Assistant Director
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:                 Pampa Energía S.A.
Amendment No. 1 to Registration Statement on Form F-4
Filed December 14, 2016
File No. 333-214841

Dear Ms. Ransom:

We are in receipt of the letter dated December 28, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-4 by Pampa Energía S.A. (“Pampa”).  Concurrently with the filing of this letter, Pampa is filing (via EDGAR) Amendment No. 2 to Registration Statement on Form F-4/A (the “Form F-4/A”), which reflects changes made in response to the Staff’s comments.

Pampa’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated December 28, 2016 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in the Form F-4/A.  For ease of reference, we have set forth the Staff’s comments and Pampa’s response for each item below.  In preparing this response letter, Pampa has tried to explain both the reasons behind the responses and the revisions made to the Form F-4/A, which we hope will facilitate your review.

General

1.              At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response:

We confirm that, on December 16, 2016, we received a comment letter from the Staff (the “20-F Comment Letter”) in connection with its review of, among other items, Pampa’s Form 20-F/A for the fiscal year ended December 31, 2015 (File No. 1-34429) (the “Pampa 20-F/A”), which inquired about the accounting treatment of certain transactions and investments of Pampa, including with respect to impairment testing of certain investments in the hydroelectric generation and electricity distribution sectors. On December 27, 2016 we filed a response to the 20-F Comment Letter in which we provided the Staff with all of the requested clarifications and explanations. We have included disclosure in Pampa’s Form F-4/A on the pending comments from the Staff in respect of the Pampa 20-F/A and respectfully request that the declaration of effectiveness of Pampa’s Form F-4 not be conditioned on the resolution of the Staff’s review of the Pampa Form 20-F/A in connection with the 20-F Comment Letter.

The Merger

Merger Agreement, page 61

2.              At the bottom of page 62, you indicate that you obtained a report on the exchange ratio from an independent auditor. Please furnish the information required by Item 4(b) of Form F-4.

Response:

In response to the Staff’s comment, Pampa has provided a brief summary of the certification of Price Waterhouse & Co. S.R.L. dated December 23, 2016 (the “Certification”) in the Form F-4/A on page 72 under “The Merger Agreement—Certification of Share Exchange Ratio.”  However, Pampa respectfully advises the Staff that Price Waterhouse & Co. S.R.L.’s activities in connection with the Certification were limited to verifying that the exchange ratio applied was approved by the board of directors of Pampa, and did not include performing any assessment or appraisal nor issuing a technical opinion, report or appraisal in respect of the Share Exchange Ratio.  This certification was issued in order to comply with the requirements of the Argentine National Securities Commission (Comisión Nacional de Valores).

Argentine Tax Consequences, page 76

3.              It appears that you do not intend to provide a tax opinion. Please tell us how you arrived at this decision, considering the tax consequences appear to be material to investors. Please also enhance your disclosure to explain why the merger “may qualify” as a tax-free reorganization, with a view to understanding if the uncertainty relates solely to the future steps that must be undertaken and which you describe here.

Response:

In response to the Staff’s comment, Pampa’s Argentine counsel, Salaverri, Dellatorre, Burgio & Wetzler Malbrán, has consented to the filing of its tax opinion as Exhibit 8.1 to the Form F-4/A, and Pampa has revised the above-referenced disclosure on page 76 under “Argentine Tax Consequences—Tax Consequences Related to the Merger” to explain why the merger “may qualify” as a tax-free reorganization.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225-2372 or Adam Brenneman at (212) 225-2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

/S/ RICARDO TORRES
Ricardo Torres
Co-Chief Executive Officer

cc:                                Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP